A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

September 21, 2007

British Columbia Securities Commission	PRIVATE & CONFIDENTIAL
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

TSX Venture Exchange
PO Box 11633
2700-650 West Georgia Street
Vancouver, BC
V6B 4N9

Dear Sirs:

RE: Ripple Lake Diamonds Inc. – Notice of Change of Auditor

As required by Section 4.11 of National Instrument 51-102, we have reviewed the information contained in the Notice of Change of Auditor (the “Notice”) dated September 21, 2007, for the above company and, based on our knowledge of such information, at this time, we agree with the information contained in such notice.

We understand the Notice, along with this letter and a similar letter from James Stafford, the successor auditors, will be provided to the Company’s registered shareholders with the meeting materials relating to the Company’s next annual general meeting of the shareholders.

Yours truly,

“AMISANO HANSON’

AMISANO HANSON
Chartered Accountants

07/O/RIPPLELAKE.CHANGEAUDLTR

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net